August 8, 2011
Ms. Jeanne Bennett, Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549
RE:	Brightpoint, Inc. Form 10-K for year ended December 31, 2010 Filed February 25, 2011 File No. 001-12845
Dear Ms. Bennett,
The purpose of this letter is to respond to the staff’s comments set forth in your letter dated July 27, 2011. For your convenience, we have preceded our response with a copy (in bold type) of the staff’s comments.
Form 10-K for the year ended December 31, 2010
Financial Statements, page 54
Note 11. Shareholders’ Equity, page 77
1.	We note your response to prior comment 2 where you indicate that you view the stock repurchase agreement to be part of a settlement agreement with NC Holding agreed to transfer to you 3 million shares of your own stock, which you valued at $23.2 million, in exchange for $15 million in cash and your agreeing to forego your indemnification claims of an amount in excess of $18 million. To help us better consider your accounting for the transaction, please address the following:

Tell us whether NC Holding held common stock of Brightpoint prior to the 2007 Dangaard Telecom acquisition or whether the shares being returned to you represented part of the shares issued as consideration for that acquisition.

To our knowledge, NC Holding did not hold common stock of Brightpoint prior to the 2007 Dangaard Telecom acquisition. The shares purchased by us represented part of the shares issued as consideration for that acquisition.

Tell us the number of shares you issued as consideration in the 2007 Dangaard Telecom acquisition and the per share value you used to determine the total purchase price of the acquisition.
Brightpoint, Inc.
File No. 001-12845

We issued 30 million shares of common stock as consideration in the 2007 Dangaard Telecom acquisition, three million of which were held in escrow in accordance with the merger agreement. We used a per share value of $11.25, which represented the average closing stock price beginning two trading days before and ending two trading days after February 20, 2007, the date of the public announcement of the definitive purchase agreement. The fair value of the Company’s common stock was measured in accordance with EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.

Tell us whether the 3 million shares transferred to you represented the 3 million shares held in escrow as part of your merger agreement with Dangaard Telecom in 2007.

As noted above, three million of the shares issued were held in escrow in accordance with the merger agreement. One million shares held in escrow were released on the first anniversary of the acquisition date. The remaining two million shares were still held in escrow on the date the settlement agreement with NC Holding was signed. The two million shares held in escrow, plus an additional one million shares owned by NC Holding, comprised the three million shares purchased by us.

Clarify how you considered the more than $18 million in indemnification claims in your application of the guidance of ASC 505-30-30-2.

We reached an agreement with NC Holding to settle the indemnification claim asserted by us. As part of this settlement, we agreed to deliver $15.5 million and a release relating to our indemnification claim, and NC Holding agreed to deliver three million shares of Brightpoint stock. We determined that the fair value of the three million shares was $23.2 million and that our purchase of these shares for $15.5 million was a significant discount which represented consideration in exchange for the settlement of the indemnification claim. In accordance with ASC-505-30-30-2, we concluded that the settlement of the $18.8 million indemnification claim was the only other identifiable component of the transaction and thus the $7.7 million discount was recorded as the fair value of the settlement.

Tell us whether any of the adjustments that resulted in your claims for indemnification (i.e., for the write-down of excess and obsolete inventory to fair value, the adjustment of certain warranty reserves to fair value and impairment charges for terminating the implementation of an enterprise resource planning system) were recorded in your financial statements and, if so, when and where.

In connection with our acquisition of Dangaard Telecom on July 31, 2007, NC Holding agreed to indemnify us for any losses caused by any misrepresentations of facts or warranties made by Dangaard Telecom through its general representations and warranties within the purchase agreement. During the period following the acquisition, it was determined we were harmed and incurred losses due to a variety of
Brightpoint, Inc.
File No. 001-12845

such misrepresentations, including necessary adjustments to the enterprise resource planning (ERP) system, inventory values and warranty reserves, as follows:

As of the date of the acquisition, we were in the process of evaluating the implementation by Dangaard Telecom of a new ERP system. During the weeks and months subsequent to the acquisition, we concluded that the implementation would cost more than €25 million, which was significantly in excess of the €10 million projected cost represented to us in connection with the purchase agreement. Due to the higher estimated cost resulting from the misrepresentation, it was determined that the ERP system was not economically viable for use in our business operations going forward. We recorded impairment charges totaling $8.2 million during 2007 and 2008 within “Restructuring charges” in our Consolidated Statement of Operations related to the termination of the implementation of the ERP system for implementation costs incurred after the acquisition of Dangaard Telecom and adjusted the preliminary opening balance sheet within purchase accounting to ascribe no value to this system.

Additionally, through our conclusion of the purchase price allocation within the allocation period, it was determined that certain adjustments were related to the recorded values of certain inventories and warranty reserves. These adjustments were reflected in the opening balance sheet as of August 1, 2007. These adjustments decreased the value of certain assets acquired or increased the value of certain liabilities assumed and increased the goodwill recorded in connection with the purchase price allocation. As these amounts differed significantly from those which were represented to us in connection with the purchase agreement, we believed we were harmed and included them in our indemnification claim. The goodwill recorded was subsequently impaired, and resulted in a $325.9 million impairment charge recorded in our results of operations in the fourth quarter of 2008.

During the third quarter of 2008, we notified NC Holding of indemnification claims for adjustments to the carrying value of assets acquired and liabilities assumed in the acquisition. NC Holding disputed the claims. Consistent with SAB Topic 5Y, there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the company. Therefore, while we considered the indemnification claims during the allocation period, we were unable to conclude that the recovery of any amounts was probable. On October 1, 2009, which was after the allocation period, the indemnification claim was resolved and the resulting gain contingency was recorded.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Brightpoint, Inc.
File No. 001-12845

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions or comments, please contact me at 317-707-2638.
Sincerely,
Brightpoint, Inc.
/s/ Vincent Donargo
By Vincent Donargo
Executive Vice President,
Chief Financial Officer and Treasurer
Brightpoint, Inc.
File No. 001-12845